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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT
TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the annual general meeting of shareholders 2005

Commission File Number: 333-10100

ALIMENTATION COUCHE-TARD INC.
1600 St-Martin Boulevard East
Tower B, Suite 200
Laval, Quebec, Canada
H7G 4S7

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40 F:

Form 20-F	☐	Form 40-F	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g-3 under the Securities Exchange Act of 1934:

Yes	☐	No	☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALIMENTATION COUCHE-TARD INC.
July 21, 2005
	By:	/s/ SYLVAIN AUBRY Sylvain Aubry Corporate Secretary

ALIMENTATION COUCHE-TARD INC.

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN THAT the annual general meeting (the "Meeting") of shareholders of Alimentation Couche-Tard Inc. (the "Company") will be held at the Duvernay Room, at the Hotel Sheraton Laval, located at 2440 Des Laurentides Highway, in the City of Laval, Province of Quebec, on Wednesday, September 7, 2005, at 11:00 a.m. (local time), for the following purposes:

1)
to receive the consolidated financial statements of the Company for the fiscal year ended April 24, 2005, together with the auditors' report thereon;

2)
to elect the directors of the Company for the ensuing year;

3)
to appoint the auditors of the Company and authorize the board of directors to fix their remuneration; and

4)
to transact such other business as may properly come before the Meeting or any adjournment thereof.

The Management Proxy Circular, a form of proxy for the Meeting and a registration form for the Company's shareholder supplemental list are enclosed with this notice.

If you are unable to attend the Meeting, please exercise your right to vote by signing and returning the enclosed form of proxy in the enclosed stamped envelope. Proxies may also be deposited with the Secretary of the Meeting, immediately prior to the commencement of the Meeting.

BY ORDER OF THE BOARD OF DIRECTORS

/s/ SYLVAIN AUBRY
Sylvain Aubry Corporate Secretary

Laval, Quebec, July 12, 2005

ALIMENTATION COUCHE-TARD INC.

MANAGEMENT PROXY CIRCULAR

This proxy circular (the "Circular") is furnished in connection with the solicitation of proxies by the management of Alimentation Couche-Tard Inc. (the "Company") for use at the annual general meeting of shareholders of the Company (and at any adjournment thereof) (the "Meeting") to be held on Wednesday, September 7, 2005, at 11:00 a.m. (local time), at the place and for the purposes set forth in the accompanying notice of the Meeting (the "Notice"). Unless otherwise indicated, the information contained herein is given as of June 30, 2005.

SOLICITATION OF PROXIES

The proxies must be deposited at the office of the transfer agent of the Company, National Bank Trust Inc., 1100 University, 9th floor, Montreal, Quebec, Canada, H3B 2G7, before the time fixed for the Meeting. A shareholder executing the enclosed proxy has the power to revoke it at any time prior to its use, in any manner permitted by law, including by instrument in writing executed by the shareholder or by his attorney authorized in writing or, in the case of a corporation, by an officer or attorney authorized in writing. This instrument must be deposited either at the office of the transfer agent of the Company at any time up to and including the last business day preceding the day of the Meeting at which the proxy is to be used, or with the Secretary of the Meeting on the day of the Meeting.

A shareholder has the right to appoint some other person (who need not be a shareholder of the Company) to represent him in attendance and to act on his behalf at the Meeting other than the individuals designated by the management of the Company and named in the enclosed form of proxy. Such right may be exercised by inserting in the space provided on such form of proxy the name of the other person the shareholder wishes to appoint or by completing another proper form of proxy.

This solicitation of proxies by the management of the Company is being carried out by mail. The Company may also, upon request, reimburse brokers and other persons holding shares as nominees for their reasonable costs incurred in sending proxy material to beneficial owners of shares of the Company. The costs of solicitation will be borne by the Company.

INSTRUCTIONS FOR NON-REGISTERED SHAREHOLDERS

Non-registered shareholders may vote shares that are held by their nominees in two ways. Applicable securities laws and regulations require nominees of non-registered shareholders to seek their voting instructions in advance of the Meeting. Non-registered shareholders will receive from their nominees a request for voting instructions for the number of shares held on their behalf. The nominee's voting instructions will contain instructions relating to signature and return of the document and these instructions should be carefully read and followed by non-registered shareholders to ensure that their shares are accordingly voted at the Meeting. Non-registered shareholders who would like their shares to be voted on their behalf must therefore follow the voting instructions provided by their nominees.

Non-registered shareholders who wish to vote their shares in person at the Meeting must insert their own name in the space provided on the request for voting instructions in order to appoint themselves as proxyholders and follow the signature and return instructions provided by their nominees. Non-registered shareholders should not complete the remainder of the form sent to them by their nominees as their votes will be taken and counted at the Meeting.

VOTING SHARES

The voting shares of the Company are its Class A Multiple Voting Shares (the "Multiple Voting Shares") and its Class B Subordinate Voting Shares (the "Subordinate Voting Shares"). As at June 30, 2005, 56,594,692 Multiple Voting Shares and 145,438,378 Subordinate Voting Shares of the Company were issued and outstanding. Each Multiple Voting Share carries 10 votes and each Subordinate Voting Share carries one vote with respect to all matters coming before the Meeting.

Conversion Rights

Each Multiple Voting Share is convertible at any time at the holder's option into one fully paid and non-assessable Subordinate Voting Share. Upon the earliest to occur of: (i) the day upon which all of the Majority Holders (defined in the Articles of the Company as being Messrs. Alain Bouchard, Richard Fortin, Réal Plourde and Jacques D'Amours) will have reached the age of 65, or (ii) the day when the Majority Holders hold, directly or indirectly, collectively less than 50% of the voting rights attaching to all outstanding voting shares of the Company, each Subordinate Voting Share shall be automatically converted into one fully paid and non-assessable Multiple Voting Share.

Take-Over Bid Protection

In the event that an offer as defined in the Articles of the Company (an "Offer") is made to holders of Multiple Voting Shares, each Subordinate Voting Share shall become convertible at the holder's option into one Multiple Voting Share, for the sole purpose of allowing the holder to accept the Offer. The term "Offer" is defined in the Articles of the Company as an offer in respect of the Multiple Voting Shares which, if addressed to holders resident in Québec, would constitute a take-over bid, a securities exchange bid or an issuer bid under the Securities Act (Québec) (as presently in force or as it may be subsequently amended or readopted), except that an Offer shall not include: (a) an offer which is made at the same time for the same price and on the same terms to all holders of Subordinate Voting Shares; and (b) an offer which, by reason of an exemption or exemptions obtained under the Securities Act (Québec), does not have to be made to all holders of Multiple Voting Shares; provided that, if the offer is made by a person other than a Majority Holder or by a Majority Holder to a person other than a Majority Holder, in reliance on the block purchase exemption set forth in section 123 of the Securities Act (Québec), the offer price does not exceed 115% of the lower of the average market price of the Multiple Voting Shares and the average market price of the Subordinate Voting Shares as established with the formula provided by the Regulation Respecting Securities (Québec). The conversion right attached to the Subordinate Voting Shares is subject to the condition that if, on the expiry date of an Offer, any of the Subordinate Voting Shares converted into Multiple Voting Shares are not taken up and paid for, such Subordinate Voting Shares shall be deemed never to have been so converted and to have always remained Subordinate Voting Shares. The Articles of the Company contain provisions concerning the conversion procedure to be followed in the event of an Offer.

Holders of Multiple Voting Shares and holders of Subordinate Voting Shares listed as shareholders at the close of business on July 19, 2005 ("Record Date") will be entitled to vote at the Meeting in respect of all matters which may properly come before the Meeting. In order to be entitled to vote, a holder of Multiple Voting Shares or of Subordinate Voting Shares who has acquired his shares after this date must, at least 10 days before the Meeting, request that the Company enter his name on the list of shareholders entitled to vote. If two or more persons are joint holders of shares, those among such holders attending the Meeting may, in the absence of the others, vote such shares. However, if two or more joint holders are present in person or represented by proxy at the Meeting and wish to vote thereat, they may do so only as one and the same person. If more than one joint holder are present or represented by proxy, the vote must be made jointly and in unison.

Following a review of the agreement amongst shareholders of the Company intervened in December 1987, binding namely Développements Orano Inc. ("Orano") and Metro Inc ("Metro") and in continuance with their former relationship, they concluded a revised shareholders' agreement on March 8, 2005 with respect to their participation in the Company. The rights and obligations of the parties under that shareholders' agreement were principally as follows:

  (i)
  Metro holds a pre-emptive right to participate in new issues of shares to maintain its then existing equity ownership percentage of the Company;

  (ii)
  Metro holds the right to nominate one person for election to the board of directors of the Company as long as it holds at least 5% of all the outstanding shares of the Company on a fully diluted basis; The representative currently designated by Metro on the board of directors of the Company is Mr. Jean Élie;

  (iii)
  Metro and Orano have undertaken not to sale or transfer directly or indirectly the shares of the Company held by them without the other party's prior written consent;

  (iv)
  Metro and Orano hold a reciprocal right of first opportunity on the sale or transfer of shares held by them, subject to certain conditions; and

  (v)
  Metro and Orano hold a reciprocal right of first refusal on the sale and transfer of the shares of the Company held by them, subject to certain exceptions for transfers to permitted assignees (including to any of Messrs. Alain Bouchard, Richard Fortin and Jacques D'Amours).

This agreement provides that it will terminate if either Metro or Orano holds less than 5% of the issued and outstanding shares of the share-capital of the Company on a fully diluted basis.

PRINCIPAL HOLDERS OF SECURITIES

To the knowledge of the officers and directors of the Company, the only persons who beneficially own or exercise control or direction over shares carrying more than 10% of the votes attached to each class of voting shares outstanding of the Company are:

Name	Number of Multiple Voting Shares beneficially owned, controlled or directed		Percentage of Multiple Voting Shares outstanding	Number of Subordinate Voting Shares beneficially owned, controlled or directed	Percentage of Subordinate Voting Shares outstanding
Développements Orano Inc.	29,946,264	1)	52.92%	—	—
Metro Inc.	15,018,680		26.54%	5,723,668	3.94%

Note:

1)
The voting shares of Développements Orano Inc. are held in the following respective percentages: Alain Bouchard: 57.82%, Richard Fortin: 13.63%, Réal Plourde: 1.64%, and Jacques D'Amours: 26.91%. Consequently, Mr. Alain Bouchard, through its holding of shares of Développements Orano Inc. and of the Company, may be considered to exercise control or direction over shares carrying more than 10% of the votes attached to the outstanding voting shares of the Company.

ELECTION OF DIRECTORS

The Board of Directors must be composed of a minimum of three and of a maximum of 20 directors. Pursuant to a resolution of the Board of Directors, 10 persons are to be elected as directors for the current fiscal year, each to hold office until the next annual meeting of shareholders or until such person's successor is elected or appointed. Management proposes the election, at the Meeting, of the following 10 nominees, who are all currently members of the Board of Directors with the exception of Mr. Robert Brunet who has taken the decision not to run for re-election. He was the lead director and a member of the audit committee of the Company, positions that he will hold until the Meeting.

Management does not contemplate that any of the nominees will be unable to serve as a director but, if that should occur for any reason prior to the Meeting, the persons named in the enclosed form of proxy reserve the right to vote for another nominee in their discretion unless the shareholder has specified in the proxy that his shares are to be withheld from voting in the election of directors.

Unless otherwise specified by the shareholders, the shares represented by any proxy enclosed herewith will be voted FOR the election of the 10 persons hereinafter named, each of whom will be nominated for election as a director.

Name and municipality of residence	Principal occupation	Director since	Number of Multiple Voting Shares beneficially owned or over which control or direction is exercised1)		Number of Subordinate Voting Shares beneficially owned or over which control or direction is exercised1)		Number of deferred share units2)
Alain Bouchard3) Lorraine, Québec	Chairman of the Board, President and Chief Executive Officer of the Company	1988	32,540,320	4)	423,968	5)	—
Jacques D'Amours3) Lorraine, Québec	Vice-President, Administration of the Company	1988	2,843,520		275,200	5)	—
Roger Desrosiers, FCA7) Montréal, Québec Chairman of the Audit Committee	Corporate Director	2003	—		8,000		2,661
Jean Élie6) Montréal, Québec	Corporate Director	1999	—		30,400		1,774
Richard Fortin 3) Longueuil, Québec	Executive Vice-President and Chief Financial Officer of the Company	1988	1,932,280		207,200	5)	—
Josée Goulet7) Montréal, Québec	Corporate Director	2000	—		1,200	5)	1 075
Roger Longpré6), 7) Brossard, Québec Chairman of the Human Resources and Corporate Governance Committee	President, Mergerac Inc. (consulting firm in mergers and acquisitions)	2001	—		16,000	5)	1,774
Réal Plourde 3) Montréal, Québec	Executive Vice-President and Chief Operating Officer of the Company	1988	700,512		893,600	5)	—
Jean-Pierre Sauriol6) Laval, Québec	President and Chief Executive Officer, Dessau-Soprin inc. (engineering-construction company)	2003	—		4,000		3,726
Jean Turmel8) Montréal, Québec	President — Perseus Capital Inc. (Fund management corporation)	2002	—		18,000	5)	1,881

Notes:

1)
The information as to the shares beneficially owned, controlled or directed, not being within the knowledge of the Company, has been furnished by the respective candidates individually.

2)
For more details see "Deferred Share Unit Plan".

3)
Member of the Executive Committee.

4)
Of this number, 29,946,264 shares are held through Développements Orano Inc.

5)
Messrs. Alain Bouchard, Richard Fortin, Réal Plourde and Jacques D'Amours also hold options granting them the right to purchase 3,400,000, 1,520,000, 1,520,000 and 58,000 Subordinate Voting Shares, respectively. Mrs. Josée Goulet, Messrs. Roger Longpré and Jean Turmel hold options granting them the right to purchase 80,000, 40,000 and 20,000 Subordinate Voting Shares, respectively.

6)
Member of the Human Resources and Corporate Governance Committee.

7)
Member of the Audit Committee. If elected, the board of directors intents to appoint Mrs. Josée Goulet as a member of the Audit Committee in replacement of Mr. Robert Brunet.

8)
If elected, the board of directors intents to appoint Mr. Jean Turmel as Lead director as replacement to Mr. Robert Brunet.

Other Corporations Where Directors of the Company Sit as Members of the Board of Directors

Director	Corporation
Alain Bouchard	Quebecor Inc. (also a member of the Human Resources Committee)
Atrium Biotechnologies Inc. (development and marketing of cosmetic and nutritional ingredients)
Roger Desrosiers	Desjardins Groupe d'assurances générales et ses filiales (également président du comité de vérification)
Fonds d'Assurances du Barreau du Québec M3K Inc. La Personnelle compagnie d'assurance Inc. PG Mensys Systèmes d'Information Inc. Van Houtte Inc.
Jean Élie	Cambior Inc. (also a member of the Audit Committee)
Richard Fortin	Transcontinental Inc. (also a member of the Audit Committee)
Réal Plourde	Bouclair Inc. (also a member of the Compensation Committee)
Jean-Pierre Sauriol	Dessau-Soprin Inc. Camoplast Inc. (Industrial manufacturer) (also a member of the Audit Committee)
Jean Turmel	Bourse de Montréal Inc. (Chairman of the Board) Canada Post

EXECUTIVE COMPENSATION

Summary Compensation Table

The following table details compensation information for the fiscal years ended April 24, 2005, April 25, 2004 and April 27, 2003, for the Chief Executive Officer, the Chief Financial Officer and the three other most highly compensated executive officers of the Company (collectively, the "Named Executive Officers").

						Long Term Compensation
		Annual Compensation3)
						Subordinate Voting Shares Under Options Granted6)
Name and Principal Position	Fiscal Year	Salary ($)		Bonus ($)

Alain Bouchard Chairman of the Board, President and Chief Executive Officer	2005 2004 2003	850,000 586,000 547,722		424,307 424,307 335,480	5)	— 400,000 —

Richard Fortin Executive Vice-President and Chief Financial Officer	2005 2004 2003	350,000 305,000 288,230		294,818 294,818 176,541	5)	— 200,000 —

Réal Plourde Executive Vice-President and Chief Operating Officer	2005 2004 2003	400,000 305,000 288,230		276,756 276,756 257,166	5)	— 200,000 —

Stéphane Gonthier1) Senior Vice-President, Eastern North America	2005 2004 2003	221,263 186,600 178,637		74,640 76,813 85,852		100,000 160,000 140,000

Brian Hannasch2) Senior Vice-President, Western North America	2005 2004 2003	221,263 186,600 173,846	4) 4) 4)	190,874 190,874 114,755	4) 4), 5) 4)	100,000 110,000 100,000

Notes:

1)
Mr. Gonthier was Vice-President, Operations Central Canada, position that he stills hold in awaiting a replacement, and was appointed on December 15, 2004 to the present office.

2)
Mr. Hannasch was Vice-President, Integration until December 15, 2004 when he was appointed to the present office.

3)
Aggregate perquisites and other personal benefits received by or earned by each of the Named Executive Officers did not exceed the lesser of $50,000 and 10% of the total of his salary and bonus for the year.

4)
These amounts are in US dollars. The average exchange rates for fiscal 2005, 2004 and 2003 were respectively $1.2719, $1.3438 and $1.5316.

5)
These bonuses for fiscal 2004 include a special performance bonus and an exceptional bonus in connection with the successful acquisition of The Circle K Corporation and the financing of the acquisition.

6)
These amounts take into account the share split of the Company occurred on March 18, 2005.

OPTION GRANTS DURING FISCAL 2005

The following table provides details as to the stock options granted to the Named Executive Officers by the Company under the Plan during fiscal 2005.

Name	Subordinate Voting Shares Under Options Granted (#)		% of Total Options Granted to Employees in Fiscal Year	Exercise Price ($/Subordinate Voting Share)		Market Value of Subordinate Voting Shares Underlying Options on the Date of Grant ($/Subordinate Voting Share)		Expiration Date

Alain Bouchard	—		—	—		—		—

Richard Fortin	—		—	—		—		—

Réal Plourde	—		—	—		—		—

Stéphane Gonthier	100,000	1)	16,53	16.995	1)	16.995	1)	December 15, 2014

Brian Hannasch	100,000	1)	16,53	16.995	1)	16.995	1)	December 15, 2014

Notes:

1)
This amount takes into account the share split of the Company occurred on March 18, 2005.

AGGREGATED OPTION EXERCISES DURING FISCAL 2004 AND FISCAL YEAR-END OPTION VALUES

The following table indicates for each of the Named Executive Officers the details as to the stock options exercised during fiscal 2005 and as to the total number of unexercised options to acquire Subordinate Voting Shares held at April 24, 2005 (unless otherwise provided) and the value of in-the-money unexercised options at that date.

Name	Subordinate Voting Shares Acquired on Exercise (#)		Aggregate Value Realized ($)	Unexercised Options at April 25, 2004 Exercisable / Unexercisable (#)	Value of Unexercised in-the-Money Options at April 25, 2004 Exercisable / Unexercisable ($)1)

Alain Bouchard	600,000	2)	10,774,500	2,600,000 / 600,000	30,031,500 / 5,237,500

Richard Fortin	400,000	2)	7,083,000	1,136,000 / 284,000	13,013,280 / 2,481,570

Réal Plourde	400,000	2)	7,083,000	1,136,000 / 284,000	13,013,280 / 2,481,570

Stéphane Gonthier	200,000		2,973,500	232,000 / 248,000	2,191,320 / 1,494,680

Brian Hannasch	75,000 20,000 50,000	2) 2) 2)	1,532,625 550,700 1,569,250	194,000 / 226,000	1,162,265 / 1,340,370

Notes:

1)
Value of unexercised in-the-money options at financial year-end is the difference between the closing price of the Subordinate Voting Shares on the Toronto Stock Exchange at fiscal year-end ($16.92) and the exercise price.

2)
This number does not take into account the share split of the Company occurred March 18, 2005 since it occurred prior to such date.

PENSION PLAN

Messrs Bouchard, Fortin, Plourde and Trowbridge participate in the Company's Canadian basic pension plan and supplemental plan, which are defined benefit plans. The purpose of these plans is to offer these officers, upon retirement, income equal to 2% per year of service, multiplied by the final average compensation of the officer's three best years, with no offset for any payment from the Canada and Quebec pension plans. The normal retirement age is 65, with an optional early retirement age of 55.

The following table shows estimated annual benefits payable at the normal retirement age based on the admissible earnings and years of credited service corresponding to the categories shown in the table.

	Years of Service
Earnings ($)	15	20	25	30	35

150,000	45,000	60,000	75,000	90,000	105,000

200,000	60,000	80,000	100,000	120,000	140,000

300,000	90,000	120,000	150,000	180,000	210,000

400,000	120,000	160,000	200,000	240,000	280,000

500,000	150,000	200,000	250,000	300,000	350,000

600,000	180,000	240,000	300,000	360,000	420,000

700,000	210,000	280,000	350,000	420,000	490,000

Messrs Bouchard, Fortin, Plourde, Gonthier and Hannasch had, respectively, 26, 23, 21, 7 and 3 years of credited service as at April 24, 2005.

Mr. Hannasch participated in the Company's new 401k Plan as of March 2004. Under this 401k Plan rules, participants can contribute annually up to a maximum of 2% of their base salary. The Company contributes an amount equal to 50% of the employee's contribution up to 1% of the employee's base salary. The benefits that the participant will receive upon retirement depend on the capital and interest accumulated during the years he contributed to the Plan.

Since March 2004, Mr. Hannasch also participates in the Company's Non-Qualified Deferred Compensation Plan. Under this Plan, participants can contribute up to 25% of base salary and up to 100% of their annual bonus pre-tax. The Company will match 100% of the first 6% of base salary. There is also a profit-sharing component to this Plan that will pay 0 to 3% of base salary to the participant if the Company meets or exceeds targeted profitability.

COMPOSITION OF THE HUMAN RESOURCES AND CORPORATE GOVERNANCE COMMITTEE

The Human Resources and Corporate Governance Committee of the Company is responsible for the compensation of the Company's executive officers. This committee is comprised of three unrelated, independent directors, namely Roger Longpré (Chairman), Jean Élie and Jean-Pierre Sauriol. The lead director also attends meetings of this Committee.

REPORT ON EXECUTIVE COMPENSATION

Within the Corporation, remuneration plays an important role in attracting and retaining key employees of the management team. The Chairman of the Board, President and Chief Executive Officer makes recommendations to the Human Resources and Corporate Governance Committee as to the compensation of each of the Company's executive officers, other than himself. The Committee reviews the compensation of executive officers and reports thereon to the Board of Directors.

The Company's compensation policy focuses on financial performance, both at the corporate and divisional levels, while providing its executive officers the necessary incentives to further the development of the Company, in line with its strategy and values. In determining compensation for executive officers, the Committee reviews a survey of compensation practices of a peer group of Canadian and U.S. companies in the retail and manufacturing (food) industries, to benchmark compensation against the median (50th percentile) of the peer group. This analysis is done with external consultants retained by the Company.

The compensation of the Company's executive officers includes a base salary, an annual bonus and stock options, with more weight given to the long-term incentive component. The annual bonus is determined based on preset corporate and divisional financial objectives and on the achievement of individual performance objectives. The amounts payable are calculated on the basis of a percentage that reflects the executive officer's position and responsibilities. The award of stock options also reflects the executive officer's position and responsibilities as well as expected performance over the long term. (See "Stock Option Plan".)

The compensation of the Chairman of the Board, President and Chief Executive Officer is based on the same principles as those governing the compensation of the Company's other executive officers as set forth above.

PERFORMANCE GRAPH

In June 1995, the outstanding common shares of the Company were converted into Multiple Voting Shares and Subordinate Voting Shares. The Multiple Voting Shares and the Subordinate Voting Shares traded on the Montreal Exchange until December 3, 1999 and commenced trading on the Toronto Stock Exchange on December 6, 1999.

The following graph compares the cumulative total shareholder return on $100 invested at the end of April 2000 in Multiple Voting Shares and Subordinate Voting Shares of the Company with the cumulative total shareholder return on the Toronto S&P/TSX Composite Index.

	April 2000	April 2001	April 2002	April 2003	April 2004	April 2005

Alimentation Couche-Tard Inc. Multiple Voting Shares	$100.00	$109.09	$314.55	$210.91	$345.45	$469.09

Alimentation Couche-Tard Inc. Subordinate Voting Shares	$100.00	$134.63	$343.58	$281.68	$492.63	$530.53

S&P/TSX Composite Index	$100.00	$86.06	$84.35	$73.95	$94.21	$109.02

COMPENSATION OF DIRECTORS

Deferred Share Unit Plan

On July 13, 2004, the Board of Directors adopted a Director Compensation Policy, which provides namely:

  •
  the Company will no longer grant any stock options to directors who are not officers of the Company, but instead will grant deferred share units in accordance with the Company's Deferred Share Unit Plan;

  •
  at least 50% and up to 100% of the annual retainer fee will be paid in deferred share units; and

  •
  directors who are not officers of the Company must hold at least 5,000 shares or deferred share units within three years after the latest of July 13, 2004 and their election to the Board.

During the fiscal year ended April 24, 2005, the Company paid to the seven directors who were not officers of the Company, an aggregate amount of $163,000 and credited a total of 14,665 deferred share units to their respective account having a total value of approximately $248,132 at the end of fiscal year.

Each of these directors received an annual retainer fee of $25,000 and an attendance fee of $1,500 per meeting of the Board of Directors or the Human Resources and Corporate Governance Committee and $2,000 for the Audit Committee members. The Chairman of the Human Resources and Corporate Governance Committee and each committee member received additional annual fees of $4,000 and $1,000, respectively. The Chairman of the Audit Committee and each committee member received additional annual fees of $8,000 and $1,000 respectively. In his capacity as lead director, Mr. Brunet was paid an additional annual fee of $15,000. Directors may elect to be paid between 50% to 100% of their annual retainer and attendance fees in deferred share units.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table sets out information as of April 24, 2005 with respect to the 1999 Stock Incentive Plan (the "Plan"). The Plan was approved by the Company's shareholders at the annual and special meeting held on September 21, 1999 and amendments to the Plan were approved by the Company's shareholders at the annual and special meeting held on September 25, 2002.

Equity Compensation Plan Information

	Number of Subordinate Voting Shares to be issued upon exercise of outstanding options	Weighted-average exercise price of outstanding options	Number of Subordinate Voting Shares remaining available for future issuance under the Plan

1999 Stock Incentive Plan	8,745,400	$6.93	2,222,200

Stock Option Plan

The Plan provides that the number of Subordinate Voting Shares issuable pursuant to the Plan is 16,892,000. Pursuant to the provisions of the Plan, the Company may grant options to purchase Subordinate Voting Shares to full-time employees, officers or directors of the Company or of any of its subsidiaries. The aggregate number of Subordinate Voting Shares reserved for issuance at any time to any one optionee shall not exceed 5% of the aggregate number of Multiple Voting Shares and Subordinate Voting Shares outstanding on a non-diluted basis at such time, less the total of all shares reserved for issuance to such optionee pursuant to any other share compensation arrangement of the Company. Options may be granted for a term of up to 10 years and the terms during which such options may be exercised are determined by the Board of Directors at the time of each grant of options. The conditions of vesting and exercise of the options are established by the Board of Directors when such options are granted and the option price, as established by the Board of Directors, shall not be less than the weighted average closing price for a board lot of the Subordinate Voting Shares for the five days preceding the date of grant.

Options granted under the Plan are personal to the optionees and cannot be assigned or transferred, except by will or by the applicable laws of succession. Upon an optionee's employment with the Company being terminated for cause or upon an optionee being removed from office as a director or becoming disqualified from being a director by law, any option or the unexercised portion thereof shall terminate forthwith. If an optionee's employment with the Company is terminated otherwise than by reason of death or termination for cause, or if any optionee ceases to be a director other than by reason of death, removal or disqualification by law, any option or the unexercised portion thereof may be exercised by the optionee for that number of shares only which he was entitled to acquire under the option at the time of such termination or cessation, provided that such option shall only be exercisable within 90 days after such termination or cessation or prior to the expiration of the term of the option, whichever occurs earlier. If an optionee dies while employed by the Company or while serving as a director, any option or the unexercised portion thereof may be exercised by the person to whom the option is transferred by will or the applicable laws of succession for that number of shares only which the optionee was entitled to acquire under the option at the time of death, provided that such option shall only be exercisable within 180 days following the date of death or prior to the expiration of the term of the option, whichever occurs earlier.

CORPORATE GOVERNANCE

In 1995, the Toronto Stock Exchange adopted new policies and guidelines on corporate governance. The board of directors of the Company (the "Board of Directors") established a Special Committee on corporate governance, composed of three unrelated directors, in order to review the guidelines and their application to the Company. At its June 26, 1996 meeting, the Board of Directors adopted the report of the Special Committee.

In 2002, the Toronto Stock Exchange recommended certain amendments to its guidelines on corporate governance. The Board of Directors delegated responsibility for reviewing the amendments, and their application to the Company, to the Human Resources Committee (subsequently renamed the Human Resources and Corporate Governance Committee). The committee conducted a detailed analysis of the amended guidelines and also reviewed the corporate governance policies of various companies reputed to have the highest corporate governance standards. The committee then submitted its recommendations to the Board of Directors. With a view to adhering to the Toronto Stock Exchange guidelines and the amendments thereto, the Board of Directors adopted various amendments to the Company's corporate governance policy at its July 3, 2003 meeting. A description of the Company's corporate governance practices in relation to the Toronto Stock Exchange's guidelines on corporate governance, as amended, is attached hereto as Schedule A.

Following the acquisition of The Circle K Corporation in December 2003, the Human Resources and Corporate Governance Committee also reviewed the Company's corporate governance practices to comply with the U.S. Sarbanes-Oxley Act of 2002 and applicable rules of the U.S. Securities and Exchange Commission. Furthermore, the committee reviewed the new audit committee rules adopted by the Canadian Securities Administrators effective March 30, 2004. The committee then submitted its recommendations to the Board of Directors in compliance with these new rules and the Board of Directors adopted new policies and procedures which are also disclosed below and in the attached Schedule A.

The following text contains additional information on the Company's board of directors and committees.

The Board of Directors met five times during the fiscal year ended April 24, 2005, with full attendance at four of the five meetings (Mr. Jean-Pierre Sauriol was absent at one meeting). The Audit Committee met four times with full attendance and the Human Resources and Corporate Governance Committee met five times during the fiscal year ended April 24, 2005, with full attendance at four of the five meetings (Mr. Jean-Pierre Sauriol was absent).

  a)
  Mandate of the Board of Directors

  The Board of Directors oversees the Company's management of its commercial activities and internal affairs with a view to increasing the long-term return on shareholder equity. The Board makes major policy decisions and reviews the performance and efficiency of the management team entrusted with the responsibility for administering the Company's day-to-day business.

  In accordance with the Toronto Stock Exchange Guidelines, the Board of Directors has overall responsibility for the strategic planning process and the general management of the Company. The strategic planning process of the Company corresponds to its annual business plan, which is submitted to the Board of Directors for review and approval along with the annual budget. The business plan is then monitored at the quarterly meetings of the Board of Directors.

  b)
  Composition of the Board of Directors

  The Board of Directors up for election is comprised of 10 directors. The Board of Directors considers 6 of them to be "independent" to the Company. Messrs. Alain Bouchard, Richard Fortin, Réal Plourde and Jacques D'Amours are not independent directors, each being a senior officer of the Company. Mr. Jean Élie was nominated by Metro Inc., a significant shareholder, but is not otherwise related to the Company. The Board does consider Mr. Élie to be an independent director given that the Company does not have significant business dealings with Metro Inc. and that Metro Inc. does not control the Company. The 5 other directors, Messrs. Desrosiers, Longpré, Sauriol and Turmel and Mrs. Goulet, are independent directors given that they do not have any business interests or other relationships with the Company or its principal shareholders.

  c)
  Mandate and Composition of Board Committees

  The Company has established three Committees of the Board of Directors:

    •
    the Executive Committee;

    •
    the Audit Committee; and

    •
    the Human Resources and Corporate Governance Committee.

    i)
    Mandate and composition of the Executive Committee:

    Powers of the Executive Committee

    The Executive Committee has the authority to exercise, from time to time, all the powers of the Board of Directors, except the powers that may not be delegated to a committee pursuant to the laws governing the Company and subject to any restrictions imposed by the Board of Directors, within the limits of the mandates and responsibilities of other committees of the Board of Directors in accordance with current corporate governance guidelines. The Executive Committee must also advise the Board of all decisions of a strategic nature.

    Composition of the Executive Committee

    The Executive Committee is comprised of Messrs. Alain Bouchard, Richard Fortin, Réal Plourde and Jacques D'Amours, all senior officers of the Company.

    ii)
    Mandate and composition of the Audit Committee:

    Powers of the Audit Committee

    The Audit Committee assists the Board of Directors in its task of supervising the Company's accounting and financial procedures and financial reporting in order to enhance its integrity and ensure compliance with all legal requirements. The Audit Committee also ensures that the Company respects its financial commitments and complies with legal and regulatory requirements governing financial reporting and the management of financial risk.

    The Audit Committee has the following responsibilities with respect to the reporting of financial information and the Chairman of the committee reports thereon to the Board of Directors:

    1.
    Review, together with management and the external auditors, the annual financial statements and the related notes, the external auditors' report thereon and the accompanying press release and obtain explanations from management on any significant discrepancies with the corresponding periods before recommending their approval by the Board of Directors and publication.

    2.
    Review, together with management, the quarterly financial statements and accompanying press releases before recommending their approval by the Board of Directors and publication.

    3.
    Review the financial information contained in the annual information form, the financial information contained in the annual report, management's analysis of the financial position and the operating results, and the financial information contained in prospectus and other documents containing similar financial information before their disclosure to the public or filing with Canadian and American regulatory authorities.

    4.
    Review on an annual basis, together with management and the external auditors, the quality and not just acceptability of the Company's new accounting policies and review the disclosure and impact of contingencies and the reasonableness of provisions, reserves and estimations which may have a material impact on the reporting of financial information.

    5.
    Review, together with the external auditors, the problems and difficulties in connection with the audit and measures adopted in this regard by management and find a solution to disagreements between management and the external auditors on the reporting of financial information.

    The Audit Committee has the following responsibilities with respect to risk management and external controls and the Chairman of the committee reports thereon to the Board of Directors:

    1.
    Monitor the quality and integrity of the Company's internal control and management information systems through discussions with management, the external auditors and the internal auditors, where applicable.

    2.
    Ensure effective coordination between the internal and external auditors.

    3.
    Oversee the reporting of information by management on internal control.

    4.
    Review on an annual basis and monitor the Corporation's risk assessment and management policies.

    5.
    At least once per year, review an internal auditors report describing the internal quality control procedures, the material issues raised in the course of the latest reviews of the internal control and management information systems, or as a result of an inquiry by government or professional authorities, as well as the recommendations made and measures adopted with respect thereto.

    6.
    Assist the Board of Directors in discharging its responsibility for ensuring that the Company complies with the applicable legal and regulatory requirements.

    The Audit Committee has the following responsibilities with respect to the internal auditor and the Chairman of the committee reports thereon to the Board of Directors:

    1.
    Approve the internal audit plan.

    2.
    Ensure that the internal auditor reports the results of his work to the Audit Committee on a semi-annual basis.

    The Audit Committee has the following responsibilities with respect to the external auditors and the Chairman of the committee reports thereon to the Board of Directors:

    1.
    Review the written annual declaration of the external auditors concerning all their connections with the Company and discuss the connections or services which may have an impact on their objectivity or ability to function independently.

    2.
    Approve the appointment and, if necessary, the non-renewal of the mandate (in both cases, subject to shareholder approval) of the external auditors and review their competence, performance and ability to function independently.

    3.
    Approve all audit services and determine which services other than audit services the auditors are not authorized to perform.

    4.
    Ensure that the fees charged by the external auditors both for audit services and other authorized services are reasonable.

    5.
    Review the audit plan with the external auditors and management and approve its schedule.

    6.
    Establish a policy concerning the hiring of current or past employees of the external auditors.

    7.
    Ensure that the external auditors always report to the Audit Committee and the Board of Directors as representatives of the shareholders.

    8.
    The Audit Committee always has direct lines of communication with the external auditors.

    9.
    The Audit Committee may meet, as appropriate, without management or the external auditors present, subject to prior approval by the lead director and the chair of the Board of Directors.

    10.
    The Audit Committee holds separate meetings with management and the external auditors at least once a year or more often as appropriate.

    At its meeting held on March 15, 2004, the Audit Committee approved a Code of ethics for the CEO, CFO and senior financial officers in accordance with the U.S. Sarbanes — Oxley Act of 2002 and the applicable rules of the U.S. Securities and Exchange Commission.

    Composition of the Audit Committee

    The Audit Committee is currently comprised of three independent directors, namely Messrs. Roger Desrosiers (Chairman), Robert Brunet and Roger Longpré. Such independence will remain accurate after the appointment of Mrs. Josée Goulet as replacement of Mr. Robert Brunet after the next annual shareholders' meeting.

    The Chairman of the Audit Committee is a chartered accountant and the other two members are financially literate. This financially literate situation will remain after the nomination of Mrs. Josée Goulet as replacement of Robert Brunet after the next annual shareholders' meeting. The Chairman of the Audit Committee is a financial expert in accordance with the U.S. Sarbanes — Oxley Act of 2002 and the applicable rules of the U.S. Securities and Exchange Commission.

    The disclosure required by Form 52-110A1 can be found in the Annual Information Form of the Company for the fiscal year ended April 24, 2005 under the heading "Audit Committee Disclosure" beginning on page 25. The Annual Information Form relating to the Company is available on SEDAR at www.sedar.com.

    iii)
    Mandate and composition of the Human Resources and Corporate Governance Committee:

    The Human Resources and Corporate Governance Committee assists the Board of Directors in fulfilling its human resources responsibilities, including the task of proposing new nominees to the Board of Directors and to senior management. The committee also assists the Board of Directors in its responsibilities regarding corporate governance and ethics.

    Powers of the Human Resources and Corporate Governance Committee

    1.
    Periodically review the Company's organizational chart, its principal programs for reorganization and the main elements of the succession plan for senior management.

    2.
    Establish compensation guidelines.

    3.
    Review the compensation of senior officers.

    4.
    Review annually or more frequently if required and approve, if necessary, the following:

      •
      the career plan for senior officers;

      •
      management and lines of communication; and

      •
      contingency plans in the event of the incapacity of key senior officers.

    5.
    Oversee the Company's corporate governance practices and submit recommendations regarding such practices, including the implementation and effectiveness thereof, to the Board of Directors, and monitor such practices.

    6.
    The committee periodically reviews the mandate of each Board committee and the policies concerning the size, structure and composition of the Board of Directors and submits recommendations in respect thereof.

    7.
    Review the manner in which the Company implements the Toronto Stock Exchange Guidelines.

    8.
    Review the rules of ethics applicable to directors and senior officers and monitor compliance therewith.

    9.
    Review the indemnification procedures regarding directors' liability and the adequacy of liability insurance in respect thereof.

    Composition of the Human Resources and Corporate Governance Committee

    The Human Resources and Corporate Governance Committee is currently composed of three independent directors, namely Messrs. Roger Longpré (Chairman), Jean Élie and Jean-Pierre Sauriol.

APPOINTMENT AND REMUNERATION OF AUDITORS

Raymond Chabot Grant Thornton, chartered accountants, Montreal, have served as the Company's auditors since1990. For the fiscal years ended on April 24, 2005 and on April 25, 2004, fees billed for audit, audit-related, tax and all other services provided to the Company by Raymond Chabot Grant Thornton were the following:

	2005	2004
Audit Fees1)	$895,256	$1,388,010
Audit-Related Fees2)	$55,984	$142,111
Tax Fees3)	Nil	$19,030
All Other Fees	Nil	Nil

TOTAL	$951,240	$1,549,151

Notes:

1)
Audit services are professional services rendered for the audit of an issuer's annual financial statements and, if applicable, for the reviews of an issuer's financial statements included in the issuer's quarterly reports and services that are normally provided by the accountant in connection with an engagement to audit the financial statements of an issuer — for example:

•
attendance at audit committee meetings at which matters related to the audits or reviews are discussed;

•
consultations on specific audit or accounting matters that arise during or as a result of an audit or review;

•
preparation of a management letter;

•
time incurred in connection with the audit of the income tax accrual; and

•
services in connection with the issuer's annual and quarterly reports, prospectuses and other filings with Canadian, US or other securities commissions, including an amount of $899,973 billed in 2004 for services rendered from October 2003 to April 2004 in connection with the offering memorandum and registration statement for the financing of the Circle K acquisition.

2)
Audit-related services (the Canadian term) are assurance and related services traditionally performed by an independent auditor — for example:

•
employee benefit plan audits;

•
accounting work related to mergers and acquisitions, including special audits, due diligence and accounting consultations (including an amount of $117,111 billed in 2004 for due diligence services in connection with the Circle K acquisition);

•
internal control reviews;

•
assurance engagements that are not required by statute or regulation; and

•
general advice on accounting standards.

3)
This category includes tax services other than time incurred in connection with the audit of the income tax accrual.

At its meeting held on March 16, 2004, the Board of Directors adopted a policy and procedures on the pre-approval of non-audit services by the Company's auditors. This policy prohibits the Company from engaging the auditors to provide certain non-audit services to the Company and its subsidiaries, including bookkeeping or other services related to the accounting records or financial statements, financial information systems design and implementation, appraisal or valuation services, actuarial services, internal audit services, investment banking services, management functions or human resources functions, legal services and expert services unrelated to the audit. The policy allows the Company to engage the auditors to provide non-audit services, other than the prohibited services, only if the services have specifically been pre-approved by the Audit Committee.

The Board of Directors is recommending that Raymond Chabot Grant Thornton, chartered accountants, Montreal, be appointed to serve as the Company's auditors until the next annual general meeting of shareholders. Unless otherwise specified by the shareholders, the shares represented by any proxy enclosed herewith will be voted FOR the appointment of RAYMOND CHABOT GRANT THORNTON, chartered accountants, Montreal, as auditors of the Company until the next annual general meeting of the shareholders and authorizing the Board of Directors to fix their remuneration.

OTHER BUSINESS

Management of the Company knows of no amendment or variation to the matters identified in the Notice, nor of any other matter to be discussed other than those identified in the Notice. However, the enclosed form of proxy confers discretionary authority upon the persons named therein to vote on any such amendments or variations or other matters.

ADDITIONAL INFORMATION

Additional information relating to the Company is available on SEDAR at www.sedar.com. Copies of the Company's latest annual information form, financial statements and MD&A filed with the Canadian and U.S. securities regulators may be obtained, without charge, on request from the Corporate Secretary of the Company.

APPROVAL BY DIRECTORS

The Board of Directors of the Company has approved the contents of this Management Proxy Circular and its sending to the shareholders of the Company.

/s/ SYLVAIN AUBRY
Sylvain Aubry Corporate Secretary

Laval, Quebec, July 12, 2005

APPENDIX A

CORPORATE GOVERNANCE

TSX GUIDELINES			CORPORATE GOVERNANCE PRACTICES AT THE COMPANY

1.	The Board of Directors should explicitly assume responsibility for the stewardship of the Company and, as part of the overall stewardship responsibility, should assume responsibility for the following matters:		1.	The Company complies. On July 3, 2003, the Board of Directors approved a Board mandate which states that the role of the Board is to supervise the management of the Company's business and affairs, with the objective of increasing shareholder value.

	(a)	adoption of a strategic planning process;	1.	(a)	The Company complies. In addition to making decisions that are within its power under the law, the Board of Director's main responsibilities are to review and approve the Company's strategic plan and priorities. This review is done on an annual basis and takes into account the risks and opportunities of the business. The Board of Directors is then regularly updated on the Company's progress on management's implementation of the strategic plan.

	(b)	identification of the principal risks of the Company's business and overseeing the implementation of appropriate systems to manage these risks;	1.	(b)	The Company complies. The Board of Directors reviews the principal risks of the Company's business, as identified by management, as part of the review of the strategic plan. The Board has delegated responsibility to monitor these risks to the Audit Committee as part of its review of quarterly and annual MD&A. The Audit Committee reports thereon to the Board of Directors.

(c)	Succession planning, including appointing and monitoring senior management;	1.	(c)	The Company complies. The Board of Directors has delegated the responsibility for planning the succession of the Company's senior officers, including appointments and compensation, to its Human Resources and Corporate Governance Committee.

					The Board of Directors attaches a great deal of importance to succession planning and has asked to be informed on a regular basis of the actions taken in this regard by management.

TSX GUIDELINES		CORPORATE GOVERNANCE PRACTICES AT THE COMPANY

(d)	Communications policy;	1.	(d)	The Company complies. The Board of Directors has adopted a communications policy aimed at providing complete disclosure of any material issue related to its business. This policy also provides for the manner in which the Company interacts with analysts and the public, and provides for measures to avoid the selective disclosure of information. The Board of Directors also ensures that appropriate measures are implemented to promote communication with clients, shareholders, investors, and the public. The Company communicates with its stakeholders through a number of channels, including press releases, financial reports and its Website.

			The Board of Directors reviews and approves the contents of significant information documents, including quarterly and annual reports, the annual information form and the management proxy circular.

(e)	Integrity of internal control and management information systems;	1.	(e)	The Company complies. The Audit Committee, together with management, ensures the effectiveness of the internal control and management information systems. The Committee meets with the Director, Internal controls on a quarterly basis to approve and monitor the internal audit plan.

			The Audit Committee then reports to the Board of Directors at its next meeting.

2.	The Board of Directors should be constituted with a majority of individuals who qualify as unrelated directors.	2.	The Company complies. (See "Corporate Governance — Composition of the Board of Directors" above.)

3.	The Board of Directors should specify whether each director is related or unrelated and should specify the basis for drawing this conclusion.	3.	The Company complies. The Human Resources and Corporate Governance Committee develops clear standards to establish the independence of the members of the Board and its committees, which are in addition to the standards concerning the concepts of "affiliates" and related director. (See "Corporate Governance — Composition of the Board of Directors" above.)

4.	The Board of Directors should appoint a committee of directors, composed exclusively of directors who are not members of management, the majority of whom are unrelated, to appoint and assess directors.	4.	The Company complies. The Board of Directors has delegated to the Human Resources and Corporate Governance Committee, the task of evaluating and recommending to the Board of Directors, together with the Chairman of the Board of Directors, new nominees for the position of Director.
			The Committee determines the skills, abilities and personal attributes required of new directors with a view to creating value for shareholders.
			The Human Resources and Corporate Governance Committee is exclusively composed of outside unrelated directors.

TSX GUIDELINES		CORPORATE GOVERNANCE PRACTICES AT THE COMPANY

5.	The Board of Directors should implement a process to be carried out by the appropriate committee for assessing the effectiveness of the Board of Directors, the committees of the Board of Directors and the contribution of individual directors.	5.	The Company complies. The Human Resources and Corporate Governance Committee examines on an annual basis, together with the Chairman of the Board and the Lead Director, the performance and contribution of directors nominated for re-election and ensures that they are still eligible pursuant to applicable laws. In addition, they assess the effectiveness of the Board as a whole, and of its committees, on an annual basis. The committee assesses the operation of the Board and committees, the participation of individual directors, the adequacy of information given to directors and communication between the Board and management.

6.	As an integral element of the process for appointing new directors, the Company should provide an orientation and education program for new members of the Board.	6.	The Company complies. The Company has developed and updates a director's guide for new members of the Board of Directors as well as for existing members.
			New members of the Board of Directors receive training in the form of presentations and up-to-date documentation containing basic information on the Company and its industry.
			Management make presentations on various aspects of the Company's business to the Board of Directors on a regular basis. The Board also visits Company facilities on an annual basis.

7.	The Board of Directors should examine its size and, with a view to determining the impact of the number upon effectiveness, undertake where appropriate, a program to establish a number of directors which facilitates effective decision-making.	7.	The Company complies. The Human Resources and Corporate Governance Committee reviews the size of the Board on a annual basis and reports to the Board. This year, the Committee has recommended to reduce the Board size form 11 to 10.

8.	The Board of Directors should review the adequacy and form of the compensation of directors and ensure the compensation realistically reflects the responsibilities and risks involved in being an effective director.	8.	The Company complies. The Human Resources and Corporate Governance Committee, together with the Lead Director and the Chairman of the Board of Directors, is responsible for the review and proposing policies and practices for the compensation of directors to ensure that compensation realistically reflects the responsibilities and risks involved in carrying out their mandate as directors, as well as means for encouraging directors to hold shares in the Company. The Committee takes into account, in particular, the work load and comparative figures on the compensation of board members of a group of comparable Canadian companies with North American operations. In 2004, the Committee retained the services of an outside consultant to review Board compensation and to recommend a Board compensation policy, which was approved by the Board. (See "Compensation of Directors", above).

TSX GUIDELINES		CORPORATE GOVERNANCE PRACTICES AT THE COMPANY

9.	Committees of the Board of Directors should generally be composed of outside directors, a majority of whom are unrelated directors, although some board committees, such as the executive committee, may include one or more insider directors.	9.	The Company complies. The Company has three Committees of the Board of Directors, namely, the Executive Committee, the Audit Committee, and the Human Resources and Corporate Governance Committee, the latter two committees being entirely composed of outside and unrelated directors. A summary of the mandates and composition of the committees is found above under the heading "Description of Committees of the Board of Directors, their Mandate, and their Responsibilities."

10.	The Board of Directors should expressly assume responsibility for, or assign to a committee of directors the general responsibility for, developing the Company's approach to governance issues and the Company's response to the TSX Guidelines.	10.	The Company complies. The Board of Directors has delegated the responsibility of corporate governance to the Human Resources and Corporate Governance Committee.

			The Human Resources and Corporate Governance Committee oversees the corporate governance of the Company. This committee is regularly updated on recent corporate governance developments and makes recommendations in this regard to the Board of Directors, including with regard to the implementation and effectiveness of the Company's corporate governance practices, the mandate of every committee of the Board, and the policies concerning the size, structure, and composition of the Board of Directors.
			The Human Resources and Corporate Governance Committee and the Board of Directors have reviewed the Company's responses to the TSX guidelines.

11.	The Board of Directors, together with the CEO, should develop position descriptions for the Board and for the CEO, involving the definition of the limits to management's responsibilities. In addition, the Board should develop the corporate objectives which the CEO is responsible for meeting.	11.	The Company complies. The description of the mandate of the Board of Directors and the Committees of the Board of Directors are found above under the heading "Corporate Governance." The mandate of the Chairman of the Board of Directors, the Lead Director, and the President and Chief Executive Officer, are also clearly and accurately defined so as to provide a concise description of duties and responsibilities. In addition, as part of its review and discussion of the strategic plan, the Board develops the corporate objectives which the CEO is responsible for meeting. These objectives are reviewed and monitored by the Human Resources and Corporate Governance Committee.

TSX GUIDELINES			CORPORATE GOVERNANCE PRACTICES AT THE COMPANY

12.	Establish procedures that enable the Board of Directors to function independently of management.		12.	The Company complies. The Board of Directors has established procedures enabling it to function independently of management, including the appointment of an unrelated director to act as Lead Director.
				The Lead Director's responsibilities include the following:
				•	To ensure that the responsibilities of the Board of Directors are well understood by both the Board of Directors itself and management, and that the boundaries between the responsibilities of each are clearly understood and observed.
				•	Ensure that the resources available to the Board of Directors (especially up-to-date and relevant information) are adequate and enable it to perform its work.
				•	Adopt, together with the Chairman of the Board of Directors, procedures and meeting schedules so that the Board of Directors and its committees can effectively and efficiently accomplish their work.
				•	Ensure that duties assigned to the competent committees are effectively carried out and that the results are communicated to the Board of Directors.

13.	(a)	The Audit Committee should only be composed of outside directors.	13.	(a)	The Company complies. (See "Composition of the Audit Committee", above).

13.	(b)	The mandate of the Audit Committee should be expressly defined.	13.	(b)	The Company complies. (See "Mandate of the Audit Committee", above).

14.	The Board of Directors should implement a system enabling a director to hire an outside adviser at the Company's expense in appropriate circumstances. The hiring of an outside adviser should be submitted for the approval by the relevant committee of the Board of Directors.		14.	The Company complies. A director may retain the services of an outside adviser at the Company's expense in appropriate circumstances, subject to prior approval by the Lead Director and the Chairman of the Board.

* * * * *

ALIMENTATION COUCHE-TARD INC.

PROXY

SOLICITED BY THE MANAGEMENT OF THE COMPANY
FROM HOLDERS OF CLASS A MULTIPLE VOTING SHARES
AND CLASS B SUBORDINATE VOTING SHARES

The undersigned holder of Class A Multiple Voting Shares and/or of Class B Subordinate Voting Shares of ALIMENTATION COUCHE-TARD INC. (the "Company"), hereby appoints Mr. Alain Bouchard, Chairman of the Board, President and Chief Executive Officer of the Company, or failing him, Mr. Richard Fortin, Executive Vice-President and Chief Financial Officer of the Company, or failing him, Mr. Réal Plourde, Executive Vice-President and Chief Operating Officer of the Company, or instead of them: (*)                                                    as nominee for the undersigned to attend, vote and act for the undersigned at the annual general meeting of shareholders of the Company to be held at the Shareton Hotel, Room Duvernay, 2440 Des Laurentides Highway, in the City of Laval, Province of Quebec, on Wednesday, September 7, 2005 at 11:00 a.m. (local time) (the "Meeting"), and at any adjournment thereof, with full power of substitution and with all powers which the undersigned could exercise if personally present and with authority to vote or abstain from voting, as herein specified.

(*)    The shareholder has the right to appoint a person, other than the person designated, to attend, vote and act for the shareholder and on the shareholder's behalf at the Meeting, and such right may be exercised by inserting the name of such other person in the space provided.

The said nominee is specifically directed to vote or withhold from voting as follows:

TO ELECT THE DIRECTORS RECOMMENDED BY MANAGEMENT	☐ FOR ☐ WITHHOLD

TO APPOINT RAYMOND CHABOT GRANT THORNTON AS AUDITORS AND AUTHORIZE THE BOARD TO FIX THEIR REMUNERATION	☐ FOR ☐ WITHHOLD

The shares represented by this proxy will be voted as specified. However, if no such specification is made in respect of any matter, this proxy shall be deemed to grant authority to vote FOR each matter not so specified.

Management of the Company knows of no amendment or variation to the matters identified in the notice, nor of any other matter to be discussed other than those identified in the notice. However, this proxy confers discretionary authority upon the persons named therein to vote on any such amendments or variations or other matters.

Please sign exactly as the name appears hereon and in which the shares are registered. If the shareholder is a corporation, please affix the corporate seal. If this proxy is not dated in the space provided, the proxy shall be deemed to bear the date on which it was mailed to the shareholder.

Dated

Signature of shareholder

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SIGNATURES
NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS
MANAGEMENT PROXY CIRCULAR
APPENDIX A CORPORATE GOVERNANCE
PROXY